UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Vallon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92023M101

(CUSIP Number)

SALMON Pharma GmbH

Richard Ammer, M.D., Ph.D.

Kuhloweg 37, D-58638

Iserlohn, Germany

Telephone: +49 2371 937-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92023M101

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) SALMON Pharma GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,523,797
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,523,797

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.5% (1)
14.	Type of Reporting Person (See Instructions) OO
(1)	This percentage is calculated based upon 6,811,122 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering (after giving effect to the conversion of certain convertible notes held by SALMON Pharma GmbH and David Baker).

CUSIP No. 92023M101

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Richard Ammer, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,523,797 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,523,797 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,797 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.5% (2)
14.	Type of Reporting Person (See Instructions) IN
(1)	Represents shares of common stock held by SALMON Pharma GmbH. Dr. Ammer is the general manager of SALMON Pharma GmbH.
(2)	This percentage is calculated based upon 6,811,122 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering (after giving effect to the conversion of certain convertible notes held by SALMON Pharma GmbH and David Baker).

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Vallon Pharmaceuticals, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 100 N. 18th Street, Suite 300, Philadelphia, PA 19103.

Item 2. Identity and Background

(a) The entities and persons filing this statement are SALMON Pharma GmbH (“SALMON”) and Richard Ammer, M.D., Ph.D. (“Ammer”) (collectively, the “Filing Persons”). Ammer is the general manager of SALMON.

(b) The address of the principal place of business for SALMON is St. Jakobs-Strasse 90, 4052 Basel, Switzerland, and the principal place of business for Ammer is Kuhloweg 37, D-58638, Iserlohn, Germany.

(c) The principal business of each of the Filing Persons is research, development, marketing and sales of pharmaceutical products.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Richard Ammer, M.D., Ph.D. is a German citizen. SALMON is a Swiss limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

2019 Convertible Note Financing

In April 2019, SALMON entered into a Convertible Promissory Note Purchase Agreement with the Issuer, pursuant to which the Issuer issued a convertible promissory note (the “2019 Convertible Note”) to SALMON for cash proceeds of $500,000. The 2019 Convertible Note bore an interest rate of 7.0% per annum, non-compounding, and had a maturity date of January 1, 2020. The terms of the 2019 Convertible Note included a mandatory conversion upon a qualified financing, such as the July 2019 Financing discussed below, and were convertible into shares of our capital stock that are offered to investors in a subsequent equity financing at a discount to the price per share offered in such subsequent financing.

On July 25, 2019, upon the closing of the July 2019 Financing (as defined below), the 2019 Convertible Note converted into an aggregate of 166,873 shares of the Issuer’s common stock at a conversion price of $3.04 per share.

2019 Private Placement

On July 25, 2019, the Issuer consummated equity financing (the “July 2019 Financing”), in which SALMON entered into a Stock Purchase Agreement with the Issuer, pursuant to which the Issuer sold and issued 1,309,861 shares of its common stock to SALMON for aggregate cash proceeds of $5.0 million.

2021 Convertible Note Financing

In January 2021, SALMON entered into a Convertible Promissory Note Purchase Agreement with the Issuer, pursuant to which the Issuer issued a convertible promissory note (the “2021 Convertible Note”) to SALMON, for cash proceeds of $300,000. The 2021 Convertible Note bore an interest rate of 7.0% per annum, non-compounding, and had a maturity date of September 30, 2021. The 2021 Convertible Note issued to SALMON will convert into 47,063 shares of the Issuer's common stock immediately prior to the closing of the initial public offering of the Issuer's common stock, expected to occur on February 12, 2021.

Item 4. Purpose of Transaction

The Filing Persons purchased the shares of Common Stock described herein for investment purposes.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons, and general economic, money market and stock market conditions. In addition, subject to the provisions of any lock-up agreements that the Filing Persons have entered into and depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

In addition, consistent with their investment purpose, the Filing Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction.

Ammer currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of February 10, 2021:

Reporting Person	Securities Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
SALMON Pharma GmbH	1,523,797	0	1,523,797	0	1,523,797	1,523,797	20.5%
Richard Ammer, M.D., Ph.D.(2)	0	0	1,523,797	0	1,523,797	1,523,797	20.5%

(1)	This percentage is based upon 6,811,122 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering (after giving effect to the conversion of certain convertible notes held by SALMON and David Baker).

(2)	Represents 1,523,797 shares of common stock held by SALMON. Ammer is the general manager of SALMON.

(c) The information provided in Item 3 is hereby incorporated by reference. Except as otherwise set forth herein, the Filing Persons have not acquired or disposed of any securities of the Issuer in the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

SALMON is entitled to rights with respect to the registration of the shares of common stock held by it under the Securities Act. These rights are provided under the terms of an investor’s rights agreement. The investor’s rights agreement includes piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by the Issuer and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Piggyback Registration Rights

Pursuant to the investor’s rights agreement, if the Issuer register any of its securities, SALMON is entitled to include its shares in the registration; provided that SALMON accepts the terms of the underwriting as agreed upon between the Issuer and the underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering. Subject to certain exceptions contained in the investor’s rights agreement, we and the underwriters may terminate or withdraw any registration initiated before the effective date of such registration in the Issuer’s sole discretion.

Indemnification

The investor’s rights agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify SALMON in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and SALMON is obligated to indemnify the Issuer for material misstatements or omissions attributable to SALMON.

Expiration of Registration Rights

The registration rights terminate upon the earlier to occur of (i) such time after consummation of the initial public offering of the Issuer common stock as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of SALMON’s shares without limitation during a three-month period without registration, or (ii) the third anniversary of the initial public offering of the Issuer’s common stock.

Lock-up Agreements

In connection with the Issuer’s initial public offering, SALMON and Ammer entered into lock-up agreements whereby they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of the Issuer’s common stock or securities convertible into or exchangeable for shares of common stock for a 365-day period beginning on February 9, 2021, except with the prior written consent of the representatives of the underwriters.

The foregoing descriptions of the terms of the investor’s rights agreement and the lock-up agreements are intended as a summary only and is qualified in its entirety by reference to the full text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Form of Investor’s Rights Agreement (incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 249636), filed with the SEC on January 28, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 249636), filed with the SEC on January 28, 2021).

C.	Joint Filing Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

SALMON PHARMA GMBH

By:	/s/ Richard Ammer, M.D., Ph.D.
Name:	Richard Ammer, M.D., Ph.D.
Title:	General Manager

By:	/s/ Richard Ammer, M.D., Ph.D.
Name:	Richard Ammer, M.D., Ph.D.